                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



(Mark One)


(X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                 For the fiscal year ended December 31, 1993


(  )             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
                 For the transition period from .............. to .............




                         COMMISSION FILE NUMBER 1-9891



                               HADSON CORPORATION
             (Exact name of registrant as specified in its charter)



         DELAWARE                                          31-0679954
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                        Identification Number)




2777 STEMMONS FREEWAY, SUITE 700, DALLAS, TEXAS            75356-9550
   (Address of principal executive offices)                (Zip Code)


      Registrant's telephone number, including area code:  (214) 640-6800

                        INDEX TO FINANCIAL STATEMENTS OF
                               HADSON CORPORATION
                          EMPLOYEE 401(k) SAVINGS PLAN


                                                                                                    PAGE
Report of Independent Accountants                                                                    F-2

Statement of Net Assets Available for Plan Benefits, with Fund Information
         at December 31, 1993                                                                        F-3
         at December 31, 1992                                                                        F-4

Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information
         for the year ended December 31, 1993                                                        F-5
         for the year ended December 31, 1992                                                        F-6

Notes to Financial Statements                                                                        F-7

Supplemental Schedules:

          Item 27a, Schedule of Assets Held for Investment
              Purposes for the year ended December 31, 1993 (Schedule I)                            F-13

          Item 27d, Schedule of Reportable Transactions
              for the year ended December 31, 1993 (Schedule II)                                    F-14

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and the
Hadson Corporation
Employee Benefit Plan Committee of
Hadson Corporation Employee 401(k)
Savings Plan


In our opinion, the accompanying statements of net assets available for plan benefits and of changes in net assets available for plan benefits present fairly, in all material respects, the net assets of the Hadson Corporation Employee 401(k) Savings Plan (the "Plan") at December 31, 1992 and 1993, and the changes in its net assets for the two years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II, consisting of a schedule of assets held for investment purposes and a schedule of reportable transactions are presented for purposes of additional analysis and are not required parts of the basic financial statements, but they
are additional information required by ERISA.   The Fund Information in the
statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund.
The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE


Oklahoma City, Oklahoma
June 27, 1994

                               Hadson CORPORATION
                          EMPLOYEE 401(k) SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1993
                                 (In Thousands)

                                                                                                          Assets held by
                                                             Assets held by Shearson Lehman               Bank of Oklahoma
                                                   --------------------------------------------------     ----------------
                                                   Hadson      Guaranteed     Flexible          Growth
                                                   Common     Investment       Growth           Equity         Loan
                                                   Stock     Contract Fund   Balanced Fund       Fund          Fund         Total
                                                   -----     -------------   -------------       ----          ----         -----
 ASSETS
 Investments held at market value:

      Common stock of Hadson Corporation -
           1,114 shares (cost $1,684)               174              -              -                -           -            174

      Guaranteed Investment Contract Fund -
           253 units (cost $2,546)                    -          2,771              -                -           -          2,771

      Flexible Growth Balanced Fund -
           16 units (cost $596)                       -              -            662                -           -            662

      Growth Equity Fund -
           41 units (cost $2,129)                     -              -              -            2,456           -          2,456

      Cash and Short-term Investment Fund            93            102             37               48           -            280
      Participant Loans                               -              -              -                -         370            370

 Fees and income receivable                           1              -              -                -           -              1
                                                    ---          -----            ---            -----         ---          -----
                                                    268          2,873            699            2,504         370          6,714
                                                    ---          -----            ---            -----         ---          -----

 LIABILITIES

 Accrued expenses                                     9              -              -                -           -              9
                                                    ---          -----            ---            -----         ---          -----
 NET ASSETS AVAILABLE FOR PLAN BENEFITS             259          2,873            699            2,504         370          6,705
                                                    ===          =====            ===            =====         ===          =====



                 See Accompanying Notes to Financial Statements

                               HADSON CORPORATION
                          EMPLOYEE 401(k) SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1992
                                 (In Thousands)

                                              Assets held             Assets held by Shearson Lehman
                                            by Bankers Trust
                                            ---------------   ------------------------------------------------
                                                Hadson        Hadson     Guaranteed       Flexible      Growth
                                                Common        Common     Investment        Growth       Equity
                                                 Stock        Stock     Contract Fund   Balanced Fund    Fund
                                                 -----        -----     ------------    ------------     ----
 ASSETS
 Investments held at market value:

      Common stock of Hadson Corporation -
           36 shares (cost $66)                     8            -             -              -               -
           955 shares (cost $1,929)                 -          209             -              -               -

      Guaranteed Investment Contract Fund -
           294 units (cost $2,942)                  -            -         3,022              -               -

      Flexible Growth Balanced Fund -
           9 units (cost $318)                      -            -             -            341               -

      Growth Equity Fund -
           43 units (cost $2,253)                   -            -             -              -           2,356

      Cash and Short-Term Investment Fund          43           15            50             24              85
      Participant Loans                             -            -             -              -               -

 Fees and income receivable                         -            2             -              -               -
                                                   --          ---         -----            ---           -----
                                                   51          226         3,072            365           2,441
                                                   --          ---         -----            ---           -----
 LIABILITIES

 Accrued expenses                                   -            5             -              -               -
                                                   --          ---         -----            ---           -----
 NET ASSETS AVAILABLE FOR PLAN BENEFITS            51          221         3,072            365           2,441
                                                   ==          ===         =====            ===           =====

                                                   Assets held by
                                                 Bank of Oklahoma
                                                 ----------------
                                                        Loan
                                                        Fund         Total
                                                        ----         -----
 ASSETS
 Investments held at market value:

      Common stock of Hadson Corporation -
           36 shares (cost $66)                            -            8
           955 shares (cost $1,929)                        -          209

      Guaranteed Investment Contract Fund -
           294 units (cost $2,942)                         -        3,022

      Flexible Growth Balanced Fund -
           9 units (cost $318)                             -          341

      Growth Equity Fund -
           43 units (cost $2,253)                          -        2,356

      Cash and Short-Term Investment Fund                  -          217
      Participant Loans                                  381          381

 Fees and income receivable                                -            2
                                                         ---        -----
                                                         381        6,536
                                                         ---        -----
 LIABILITIES

 Accrued expenses                                          -            5
                                                         ---        -----
 NET ASSETS AVAILABLE FOR PLAN BENEFITS                  381        6,531
                                                         ===        =====




                 See Accompanying Notes to Financial Statements

                               HADSON CORPORATION
                          EMPLOYEE 401(k) SAVINGS PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,  WITH FUND
                                  INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                                 (In Thousands)

                                                                Assets held
                                                              by Bankers Trust          Assets held by Shearson Lehman
                                                              ----------------          ------------------------------

                                                                  Hadson        Hadson      Guaranteed      Flexible     Growth
                                                                  Common        Common      Investment       Growth      Equity
                                                                   Stock        Stock     Contract Fund     Balanced     Fund
                                                                   -----        -----     -------------     --------     ----
 ADDITIONS TO NET ASSETS WERE PROVIDED BY:
 Contributions -
      Employer
           Cash                                                       -            27           115           123        124
           Stock                                                      -             -             -             -          -
                                                                   ----         -----         -----           ---      -----
                                                                      -            27           115           123        124

      Participants                                                    -            28           145           159        169

 Asset transfer                                                     (51)        1,207          (627)           11       (461)

 Earnings on Investments -
      Interest                                                        -             1             2             -          2
      Dividends and other income                                      -             3             -             -          -

 Net realized gain (loss) on disposition of assets                    -          (140)           33             3         34

 Unrealized appreciation                                              -           209           145            44        224
                                                                   ----         -----         -----           ---      -----
                                                                    (51)        1,335          (187)          340         92
                                                                   ----         -----         -----           ---      -----
 DEDUCTIONS FROM NET ASSETS WERE ATTRIBUTABLE TO:

 Distributions                                                        -         1,293             -             -          -
 Trustee and Other Fees                                               -             4            12             6         29
                                                                   ----         -----         -----           ---      -----
                                                                      -         1,297            12             6         29
                                                                   ----         -----         -----           ---      -----
 Net increase (decrease) in net assets available for plan
 benefits                                                           (51)           38          (199)          334         63

 Net assets available, beginning of period                           51           221         3,072           365      2,441
                                                                   ----         -----         -----           ---      -----
 NET ASSETS AVAILABLE, END OF PERIOD                                  -           259         2,873           699      2,504
                                                                   ====         =====         =====           ===      =====

                                                             Assets held by
                                                            Bank of Oklahoma
                                                            ----------------
                                                                  Loan
                                                                  Fund          Total
                                                                  ----          -----
 ADDITIONS TO NET ASSETS WERE PROVIDED BY:
 Contributions -
      Employer
           Cash                                                       -            389
           Stock                                                      -              -
                                                                    ---         ------
                                                                      -            389

      Participants                                                    -            501

 Asset transfer                                                     (21)            58

 Earnings on Investments -
      Interest                                                       31             36
      Dividends and other income                                      -              3

 Net realized gain (loss) on disposition of assets                    -            (70)

 Unrealized appreciation                                              -            622
                                                                    ---         ------
                                                                     10          1,539
                                                                    ---         ------
 DEDUCTIONS FROM NET ASSETS WERE ATTRIBUTABLE TO:

 Distributions                                                       19          1,312
 Trustee and Other Fees                                               2             53
                                                                    ---         ------
                                                                     21          1,365
                                                                    ---         ------
 Net increase (decrease) in net assets available for plan           (11)           174
 benefits

 Net assets available, beginning of period                          381          6,531
                                                                    ---         ------
 NET ASSETS AVAILABLE, END OF PERIOD                                370          6,705
                                                                    ===         ======



                 See Accompanying Notes to Financial Statements

                               HADSON CORPORATION
                          EMPLOYEE 401(K) SAVINGS PLAN
       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                            WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1992
                                 (In Thousands)


                                                          Assets held by Bankers Trust              Assets held by Shearson Lehman
                                                          ----------------------------              ------------------------------
                                                             Guaranteed
                                                   Hadson    Investment    Equity   Fidelity             Hadson   Guaranteed
                                                   Common     Contract     Index    Magellan    Loan     Common   Investment
                                                   Stock        Fund        Fund      Fund      Fund     Stock     Contract
                                                   ------    ----------    -----    --------    ----     ------   ----------
ADDITIONS TO NET ASSETS WERE PROVIDED BY:

Contributions -
  Employer
    Cash                                               -           -          -          -         -        32       138
    Stock                                              -           -          -          -         -         -         -
                                                  ------      ------     ------     ------      ----    ------     -----
                                                       -           -          -          -         -        32       138
  Participants                                         -           -          -          -         -        29       171

Asset transfer                                    (2,717)     (4,149)      (988)    (2,433)     (439)    5,071     2,911

Earnings on Investments -
  Interest                                             -           -          -          -         -         1        10
  Dividends and other income                           -         (15)         -          -         -       109       103

Net realized gain (loss) on disposition of assets      -         275          -        549         -    (3,037)        4

Unrealized appreciation (depreciation)                 -        (259)         -       (549)        -     2,591        80
                                                  ------      ------     ------     ------      ----    ------     -----
                                                  (2,717)     (4,148)      (988)    (2,433)     (439)    4,796     3,417
                                                  ------      ------     ------     ------      ----    ------     -----
DEDUCTIONS FROM NET ASSETS WERE ATTRIBUTABLE TO:

Distributions                                          -         862        186        877         -     4,574       333
Trustee and Other Fees                               (20)          -          -          -         -         1        12
                                                  ------      ------     ------     ------      ----    ------     -----
                                                     (20)        862        186        877         -     4,575       345
                                                  ------      ------     ------     ------      ----    ------     -----
Net increase (decrease) in net assets             (2,697)     (5,010)    (1,174)    (3,310)     (439)      221     3,072
 available for plan benefits

Net assets available, beginning of period          2,748       5,010      1,174      3,310       439         -         -
                                                  ------      ------     ------     ------      ----    ------     -----
NET ASSETS AVAILABLE, END OF PERIOD                   51           -          -          -         -       221     3,072
                                                  ======      ======     ======     ======      ====    ======     =====

                                                                                     Assets held by
                                                Assets held by Shearson Lehman      Bank of Oklahoma
                                                ------------------------------      ----------------
                                                  Flexible       Growth
                                                   Growth        Equity           Loan
                                               Balanced Fund      Fund            Fund          Total
                                               -------------     ------           ----          -----


ADDITIONS TO NET ASSETS WERE PROVIDED BY:

Contributions -
  Employer
    Cash                                            129            140              -             439
    Stock                                             -              -              -               -
                                                    ---          -----            ---          ------
                                                    129            140              -             439
  Participants                                      163            175              -             538

Asset transfer                                       68          2,288            468              80

Earnings on Investments -
  Interest                                            1             27             36              75
  Dividends and other income                          1              -              -             198

Net realized gain (loss) on disposition of assets     -             (8)             -          (2,217)

Unrealized appreciation (depreciation)               22            103              -           1,988
                                                    ---          -----            ---          ------
                                                    384          2,725            504           1,101
                                                    ---          -----            ---          ------
DEDUCTIONS FROM NET ASSETS WERE ATTRIBUTABLE TO:

Distributions                                        17            258            123           7,230
Trustee and Other Fees                                2             26              -              21
                                                    ---          -----            ---          ------
                                                     19            284            123           7,251
                                                    ---          -----            ---          ------
Net increase (decrease) in net assets               365          2,441            381          (6,150)
 available for plan benefits

Net assets available, beginning of period             -              -              -          12,681
                                                    ---          -----            ---          ------
NET ASSETS AVAILABLE, END OF PERIOD                 365          2,441            381           6,531
                                                    ===          =====            ===          ======

                  Accompanying Notes to Financial Statements

                               HADSON CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

(1)      DESCRIPTION OF THE PLAN:

         The following description provides only general information related to the Hadson Corporation Employee 401(k) Savings Plan (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the summary Plan description or the Plan document for a more complete explanation of the Plan's provisions. The Plan document is controlling at all times.

         Background

         The Plan, originally called the Ultrasystems Incorporated Employee Stock Ownership Plan, was adopted by the Board of Directors of Ultrasystems Incorporated ("Ultrasystems") effective February 1, 1982. Since its adoption, the Plan has been amended on various occasions including five complete restatements of the Plan, one generally effective as of February 1, 1985, a second generally effective as of February 1, 1987, a third generally effective as of January 1, 1989, and a fourth amendment to the Plan generally effective as of September 1, 1989 (the "Second 1989 Restatement"). A fifth amendment to the Plan was generally effective as of January 1, 1992 (the "1992 Restatement").

         Some significant provisions of restatements prior to the Second 1989 Restatement are:

         (i) Employees are allowed to roll over distributions from other qualified plans to the Plan;
         (ii) Participants are allowed to borrow up to 50 percent of their vested balance in the Plan;
         (iii) Distributions of benefits from the Plan may be in the form of a life annuity;
         (iv)    In-service withdrawals are permitted at age 59-1/2, and
         (v) Participants are allowed to defer distribution of their benefits under the Plan until April 1 of the calendar year following the calendar year in which the Participant attains age 70-1/2.

         Second 1989 Restatement

         The Plan was amended by the Second 1989 Restatement to:

         (i) Provide for the participation in the Plan by all eligible employees of Hadson;
         (ii) Provide for the merger into the Plan of certain Hadson employee benefit plans;
         (iii)   Change the sponsor of the Plan from Ultrasystems to Hadson, and
         (iv) Change the name of the Plan from Ultrasystems Incorporated Employee Stock Ownership/401(k) Plan to Hadson Corporation Employee Stock Ownership/401(k) Plan.

         Participants of the merged Hadson plans began making contributions to the Plan in September 1989 and the account balances associated with these Hadson plans were transferred into the Plan on January 1, 1990.

         The Second 1989 Restatement also amended the Plan to permit all non-union employees to become eligible for participation one year after their date of hire during which the employee completes 1000 or more hours of service.

                               HADSON CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

(1)      DESCRIPTION OF THE PLAN (Continued):

         The 1992 Restatement eliminated the ESOP provisions of the Plan. The amendment also adjusted the employer matching contribution formula of the remaining Profit Sharing Portion of the Plan to permit a higher potential matching by the Company (3 percent to 8 percent based upon years of service). The vesting schedule for the employer matching contributions was changed so that all employees vest over a four year period of service.

         The Plan was also amended by the 1992 Restatement to:

         (i) Provide for the participation in the Plan by all eligible employees of Hadson on the first day of the month following date of hire, and
         (ii) Change the name of the Plan from Hadson Corporation Employee Stock Ownership/401(k) Plan to Hadson Corporation Employee 401(k) Savings Plan.

         Sale of Subsidiaries

         In connection with the sale of certain subsidiaries, the Plan was further amended during 1990 and 1991 to include provisions related to the sales. The Plan was amended on October 9, 1990 for the sale of HRB, February 15, 1991 for the sale of the operations of Ultrasystems Defense Inc. ("UDI") and on December 11, 1991 for the sale of substantially all of the Power Systems Group ("Power Systems"). In order to give effect to the sales, the Plan was amended to:

         (i) Terminate the ability of HRB, UDI and Power System's participants to participate or accrue further benefits in the Plan;
         (ii) Provide for 100% vesting of the contributions made by Hadson to HRB, UDI and Power System's participants, and
         (iii) Provide for a contribution by Hadson to each HRB, UDI and Power System's participant actively employed on the effective date of the sale. The contribution was equal to 4% of such participants compensation from January 1 through September 30, 1990 for HRB, January 1 through February 15, 1991 for UDI and January 1 through November 30, 1991 for Power Systems.

         Contributions

         Prior to the 1992 Restatement, the Company was required to contribute to the Plan for each fiscal year an amount, never less than 4 percent of the total eligible compensation of all participants for the fiscal year, set by the Board of Directors. These mandatory contributions are held in the ESOP Portion of the Plan and must be invested primarily in the Common Stock of the Company. The Board of Directors authorized a 4 percent mandatory contribution for each of the two years ended December 31, 1991. As previously stated, the 1992 Restatement eliminated the ESOP portion of the Plan.

         Under the Profit Sharing Portion of the Plan, each participant may elect to defer the receipt of a whole percentage of his compensation (up to a limit set by the Plan governing committee) and to have that amount contributed directly by the Company to the Plan.

                               HADSON CORPORATION

                         NOTES TO FINANCIAL STATEMENTS


(1)      DESCRIPTION OF THE PLAN (Continued):

         In addition to participant deferrals, participants may also contribute, on an after-tax basis, portions of their compensation (up to a maximum percentage set by the Plan committee) to the Plan. The Company is required to match a participant's Plan deferrals and contributions on a dollar-for-dollar basis up to a maximum percentage of the participant's compensation determined by the Board of Directors (never less than 2 percent prior to January 1, 1992; 3 percent to 8 percent, based on the participant's years of service, from and after January 1, 1992). For investment purposes, these matching contributions are aggregated with participant deferrals and contributions in the Profit Sharing Portion of the Plan and are eligible for investment, at the discretion of participants, in any of four alternative investment funds administered under the Plan (see (3) Investment Programs). Hadson matched the employee contributions on a dollar-for- dollar basis of up to 8 percent of the employees contribution during the years ended December 31, 1992 and 1993.

         Vesting

         All assets in a participant's account arising from participant contributions or transfers from predecessor plans are fully vested at all times. Assets in a participants account arising from Hadson's contributions vest based on the employee's number of years of credited service, all employees vest over a four year period of service. Prior to the 1992 Restatement, employee's accounts previously in certain of the Hadson plans vested at 25 percent a year over a four year schedule and all remaining employee's accounts vest on a six year schedule, which begins after two years of service with the Company and gradually increases, so that after six years of service all Company contributions are fully vested.

         Hadson's contributions become fully vested in the event of the participant's total disability, death, normal retirement, or if Hadson terminates the Plan. Any forfeitures of a participant's non-vested portion after withdrawal or distribution are used to pay Plan expenses as compensation for the services of the Trustee and legal expenses. Forfeitures in excess of Plan expenses, if any, are allocated to the remaining participants of the Plan at the end of each fiscal year.

         Loans

         Amounts may be borrowed from a participant's account except for the portion allocated to the mandatory contribution account. The amount of the loan may not be less than $1,000 and may not exceed 50% of a participant's vested interest in such accounts. It may also not exceed when added to the outstanding balance of any previous loans from the Plan, the lesser of the following amount:

         (1) Fifty thousand dollars reduced by the excess of (a) the highest outstanding balance of a participant's loans from the Plan during the one year period ending on the day prior to the date on which such loan is made, over (b) the outstanding balance of a participant's loans from the Plan on the date on which the loan is made, or

         (2) 50% of a participant's vested interest in the Plan excluding the mandatory contribution account.

                               HADSON CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

         DESCRIPTION OF THE PLAN (Continued):

         The Plan requires that the loan be adequately secured. Loan repayments are deducted from a participant's paycheck each pay period. The loans are required to be repaid with substantially level amortization over a period of not more than five years except for a loan used to acquire a principal residence which may be repaid over a period of not more than 15 years. The loan is required to bear an interest rate equal to 1% over Chase Manhattan Prime Rate rounded up to the nearest one quarter percentage point.

(2)      SIGNIFICANT ACCOUNTING POLICIES:

         Financial statements of the Plan are prepared on the accrual basis of accounting. Investments are accounted for at market value as determined by the Plan Trustee. Shares of Hadson common stock, investments in the Morley Capital Guaranteed Investments Contract Income Fund, Provident Investment Flexible Growth Equity Fund, and investments in the Shearson Lehman Growth Balanced Fund are recorded at the latest reported market price on the last business day of the Plan year plus accrued interest.

         Accumulated Benefits For Terminated Employees

         During 1992, the Plan changed its method of accounting for obligations for benefit payments to terminated employees. The change was made to comply with guidance for accounting and disclosure by employee benefit plans. As a result of this change, accumulated benefits for persons who have withdrawn from participation in the Plan are no longer reported as a liability of the Plan in the statement of net assets available for plan benefits.

         The accompanying financials have been restated to reflect this change in accounting method. As of December 31, 1992 and 1993, the Plan had benefit obligations due participants who had withdrawn from the Plan of $529,000 and $163,000, respectively.

(3)      INVESTMENT PROGRAMS:

         Participants are allowed to invest the sum of their future contributions and Hadson's matching contributions in any of four investment alternatives, in increments of 10 percent (25 percent before January 1, 1992) through regular payroll deductions. The four investment choices available after February 1, 1988 and prior to the 1992 Restatement for participants and matching contributions included:

         (1) Hadson Common Stock Fund - Contributions to this fund are invested in Hadson Common Stock.

         (2) Guaranteed Investment Contracts Fund - This fund invests in guaranteed investment contracts, usually of a three or four year term, issued by insurance companies, which earn a pooled rate of interest over the period of the contracts.

         (3) Bankers Trust Equity Index Fund - This fund is designed to generally track the performance of the 500 common stocks in the Standard & Poor's Index.

                               HADSON CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

         INVESTMENT PROGRAMS (Continued):

         (4) Fidelity Investments Magellan Fund - This fund is an actively managed, broadly diversified equity fund. The fund invests in the stocks of both well known and lesser known domestic and foreign companies. Fidelity Investments has agreed to eliminate its normal 3 percent sales charge for participants who invest in this fund.

         In connection with the 1992 Restatement, a new Plan Trustee and a new Plan Administrator were appointed. The investment choices available to participants subsequent to January 1, 1992, as a result of the change of Trustee, are as follows:

         (1) Hadson Common Stock Fund - Contributions to this fund are invested in Hadson Common Stock.

         (2) Morley Capital Guaranteed Investments Contract Income Fund - This fund invests in guaranteed investment contracts issued by insurance companies and earns a pooled rate of interest over the period of the contracts.

         (3) Provident Investment Flexible Growth Balanced Fund - This fund is designed to invest in a diversified portfolio which consists of growth stocks, bonds and cash.

         (4) Shearson Lehman Growth Equity Fund - This fund invests in companies which have above-average market appreciation potential and is designed to achieve earnings through capital appreciation. It is designed to track the performance of the Standard & Poor's Index.

(4)      INCOME TAXES:

         Based on the June 19, 1991, determination letter from the Internal Revenue Service, the Plan, as restated effective January 1, 1989, qualifies under Section 401 of the Internal Revenue Code of 1986 as exempt from federal income tax. Since that time, the Plan has been amended on two occasions as discussed in (1) Description of the Plan. Management believes the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and therefore remains exempt from taxation. Participants to the Plan are not subject to Federal income taxes on account balances arising from employers contributions, before tax employee deposits or accrued income until he or she receives a distribution or makes a withdrawal from the Plan.

                             ADDITIONAL INFORMATION

                                                                      SCHEDULE I

                               HADSON CORPORATION
                          EMPLOYEE 401(k) SAVINGS PLAN
           ITEM 27a, SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          YEAR ENDED DECEMBER 31, 1993
                                 (In Thousands)


                                                     Number of                     Current
Name of Issue                                      Shares/Units         Cost        Value
- - -------------                                      ------------         ----        -----

Common Stock of Hadson Corporation,
     par value $.01 per share                         1,114            1,684         174

Guaranteed Investment Contract Fund                     253            2,546       2,771

Flexible Growth Balanced Fund                            16              596         662

Growth Equity Fund                                       41            2,129       2,456

Cash and Short Term Investments                           -              280         280

Pariticpant Loans,
   rates range from 7.0% to 12.5% and
   maturities range from 18 months to 15 years            -              370         370
                                                      -----            -----       -----
                                                                       7,605       6,713
                                                      =====            =====       =====

                                                                     SCHEDULE II

                               HADSON CORPORATION
                          EMPLOYEE 401(k) SAVINGS PLAN
                ITEM 27(d), SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1993
                                 (In Thousands)

                                                                  Selling Price
                                                                  (Current Value
                                                   Number of       of Asset on        Cost of       Net Gain
      Name of Issue                               Shares/Units   Transaction Date)     Asset        or (Loss)
      -------------                               ------------   -----------------    -------       ---------
Common Stock of Hadson Corporation,
     par value $.01 per share                        245              210               350           (140)

Growth Equity Fund                                     8              462               428             34

         Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              HADSON CORPORATION


DATE:  JULY 13, 1994

                                        By:   /s/ ROBERT P. CAPPS
                                              Robert P. Capps
                                              Executive Vice President and
                                              Chief Financial Officer

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


Signature                                          Title                                  Date
- - ---------                                          -----                                  ----
/s/ ROBERT P. CAPPS                        Executive Vice President,                   July 13, 1993
- - -------------------                        Chief Financial Officer
Robert P. Capps                            (Principal Financial Officer)



/s/ TAMARA S. TRUMMER                      Manager, Human Resources                    July 13, 1993
- - ---------------------                      and Administrator
Tamara S. Trummer